                                UNITED STATES                   SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            0-21107
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                        87951U109

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X Form 10-Q __ Form N-SAR

                 For Period Ended: June 30, 2002
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

TeleSpectrum Worldwide Inc.
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Full Name of Registrant


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Former Name if Applicable

443 South Gulph Road
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Address of Principal Executive Office (STREET AND NUMBER)

King of Prussia, PA 19406
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
 _X_ following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

On June 30, 2002, TeleSpectrum Worldwide Inc. and Arthur Andersen LLP agreed to end Arthur Andersen's engagement as TeleSpectrum's independent auditors, and TeleSpectrum continued a search that had begun in the beginning of June 2002 for new auditors. As a result, TeleSpectrum is unable to timely file its quarterly report on Form 10-Q for the quarter ended June 30, 2002 without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Kurt E. Dinkelacker               610               878-7400
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         _X_ Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    _X_ Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     TeleSpectrum anticipates that its results of operations for the three-month and six-month periods ended June 30, 2002 will differ substantially from its results of operations for the comparable prior year periods. Revenues for the quarter and the six months ended June 30, 2002 are expected to decrease by approximately $32.4 million and $59.6 million, respectively, from the comparable periods in 2001. In addition, TeleSpectrum expects to report consolidated net income of approximately $8.7 million and a net loss of approximately $3.8 million for the three- and six-month periods ended June 30, 2002, respectively, compared to net losses of $24.7 million and $34.7 million for the three- and six-month periods ended June 30, 2001, respectively. The differences in revenues are primarily the result of our loss of significant customers, the effects from the events of September 11 and the general economic downturn. The differences in net income/loss are primarily the result of a one-time gain of approximately $13.6 million from the recapitalization of our debt in April 2002.
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                          TeleSpectrum Worldwide Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 14, 2002               By  /s/ Kurt E. Dinkelacker
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).